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51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 ____________
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MICHAEL H. BYOWITZ KENNETH B. FORREST SELWYN B. GOLDBERG PETER C. HEIN MEYER G. KOPLOW JOSEPH D. LARSON LAWRENCE S. MAKOW DOUGLAS K. MAYER PHILIP MINDLIN DAVID S. NEILL HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ	ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH PAUL K. ROWE DAVID A. SCHWARTZ MICHAEL J. SEGAL ELLIOTT V. STEIN WARREN R. STERN LEO E. STRINE, JR.** PAUL VIZCARRONDO, JR. PATRICIA A. VLAHAKIS AMY R. WOLF
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DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH OLIVER J. BOARD FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1122 Direct Fax: (212) 403-2122 E-Mail: VSapezhnikov@wlrk.com
March 19, 2021
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Draft Registration Statement on Form 10 for GXO Logistics, Inc.: Confidential Submission
Ladies and Gentlemen:
On behalf of our client, GXO Logistics, Inc. (“GXO”), a Delaware corporation and a wholly owned subsidiary of XPO Logistics, Inc. (“XPO”), we are submitting confidentially to the U.S. Securities and Exchange Commission a draft registration statement on Form 10 (the “Draft Registration Statement”) for the registration of GXO’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with XPO’s planned distribution of all of the outstanding shares of GXO common stock to XPO’s stockholders.
GXO confirms that it will file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national security exchange. GXO anticipates requesting effectiveness of its registration statement on Form 10 in May of 2021, and anticipates filing either the first or second amendment to the Draft Registration Statement publicly.

U.S. Securities and Exchange Commission
March 19, 2021

If you have any questions regarding this confidential submission or need any hard copies of the submission, please contact the undersigned at (212) 403-1122 or VSapezhnikov@wlrk.com, or my colleague Adam Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com.

Very truly yours,

/s/ Viktor Sapezhnikov

Viktor Sapezhnikov

cc:	Karlis P. Kirsis, Senior Vice President and European Chief Legal Officer, XPO Logistics, Inc.